

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 8, 2010

<u>Via U.S. Mail and Facsimile</u>
Abigail L. Jones
Corporate Secretary
Questar Corporation
180 East 100 South
PO Box 45433
Salt Lake City, Utah 84145-0433

Re: Questar Corporation
Preliminary Proxy Statement on Schedule 14A, as amended
Filed March 12, 2010
File No. 1-08796

Dear Ms. Jones:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director